Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2024 Results

Singapore, March 4, 2025 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2024.

“We delivered a great 2024 with all three businesses going back to strong, double-digit growth, exceeding our original guidance. It was also our second consecutive year of annual positive profit, with all three of our businesses recording positive adjusted EBITDA,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On e-commerce, he said, “GMV grew 28% year-on-year to surpass US$100 billion, and we achieved adjusted EBITDA profitability in both Asia and Brazil. We remain confident about our ability to continue delivering profitable growth in 2025 and expect Shopee’s full year 2025 GMV growth to be around 20%, with improving profitability.”

Regarding digital financial services, Mr. Li shared, “We delivered exceptional loan book growth of more than 60% year-on-year in the fourth quarter, surpassing US$5 billion as of the end of 2024, making us one of the largest consumer lending businesses in Southeast Asia. While we have scaled fast, risk management remains to be our top operational priority. In 2025, we expect loan book size to grow meaningfully faster than Shopee’s GMV annual growth rate, as we improve credit penetration both on- and off-Shopee.”

On digital entertainment, Mr. Li said, “2024 was a great year for Garena, marking Free Fire’s remarkable comeback with annual bookings growing at 34% year-on-year. Looking ahead into 2025, we will continue scaling our user base and broadening our content offerings. We now expect Garena to grow double digit year-on-year, for both user base and bookings in 2025.”

Fourth Quarter 2024 Highlights

◾	Group

○	Total GAAP revenue was US$5.0 billion, up 36.9% year-on-year.
○	Total gross profit was US$2.2 billion, up 44.6% year-on-year.
○	Total net income was US$237.6 million, as compared to total net loss of US$(111.6) million for the fourth quarter of 2023.
○	Total adjusted EBITDA[1] was US$590.9 million, as compared to US$126.7 million for the fourth quarter of 2023.
○	As of December 31, 2024, cash, cash equivalents, short-term investments, and other treasury investments[2] were US$10.4 billion, representing a net increase of US$478.6 million from September 30, 2024.

◾	E-commerce

○	Gross orders totaled 3.0 billion for the quarter, increasing by 20.1% year-on-year.

○	GMV was US$28.6 billion for the quarter, increasing by 23.5% year-on-year.

○	GAAP revenue was US$3.7 billion, up 41.3% year-on-year.
○	GAAP revenue included US$3.2 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 41.4% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 49.8% year-on-year to US$2.4 billion.

●	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 20.8% year-on-year to US$794.8 million.

○	Adjusted EBITDA[1] was US$152.2 million, as compared to US$(225.3) million for the fourth quarter of 2023.

●	Both Asia and Other markets recorded positive adjusted EBITDA for the fourth quarter of 2024.

◾	Digital Financial Services

○	GAAP revenue was US$733.3 million, up 55.2% year-on-year.
○	Adjusted EBITDA[1] was US$211.0 million, up 42.1% year-on-year.
○

Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of December 31, 2024, consumer and SME loans principal outstanding was US$5.1 billion, up 63.9% year-on-year. This consists of US$4.2 billion on-book and US$0.9 billion off-book loans principal outstanding[3].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[3], was 1.2%, stable quarter-on-quarter.

◾	Digital Entertainment

○	Bookings[4] were US$543.2 million, up 19.0% year-on-year.
○	GAAP revenue was US$519.1 million, as compared to US$510.8 million for the fourth quarter of 2023.
○	Adjusted EBITDA[1] was US$289.7 million, up 33.3% year-on-year.
○	Adjusted EBITDA represented 53.3% of bookings for the fourth quarter of 2024, as compared to 47.6% for the fourth quarter of 2023.
○	Quarterly active users were 618.0 million, up 16.9% year-on-year.
○	Quarterly paying users were 50.4 million, up 27.2% year-on-year. Paying user ratio was 8.2%, as compared to 7.5% for the fourth quarter of 2023.
○	Average bookings per user were US$0.88, as compared to US$0.86 for the fourth quarter of 2023.

Full Year 2024 Highlights

◾	Group

○	Total GAAP revenue was US$16.8 billion, up 28.8% year-on-year.
○	Total gross profit was US$7.2 billion, up 23.5% year-on-year.
○	Total net income was US$447.8 million, as compared to total net income of US$162.7 million for the full year of 2023.
○	Total adjusted EBITDA[1] was US$2.0 billion, as compared to US$1.2 billion for the full year of 2023.

◾	E-commerce

○	Gross orders totaled 10.9 billion, up 33.0% year-on-year.
○	GMV was US$100.5 billion, up 28.0% year-on-year.

○	GAAP revenue was US$12.4 billion, up 37.9% year-on-year.

○	GAAP revenue included US$10.9 billion of GAAP marketplace revenue, up 37.8% year-on-year.

○	Adjusted EBITDA[1] was US$155.8 million, as compared to US$(213.8) million for the full year of 2023.

◾	Digital Financial Services

○	GAAP revenue was US$2.4 billion, up 34.6% year-on-year.

○	Adjusted EBITDA[1] was US$712.2 million, up 29.5% year-on-year.

◾	Digital Entertainment

○	Bookings[4] were US$2.1 billion, up 18.7% year-on-year.

○	GAAP revenue was US$1.9 billion, as compared to US$2.2 billion for the full year of 2023.

○	Adjusted EBITDA[1] was US$1.2 billion, up 30.2% year-on-year.

○	Adjusted EBITDA represented 55.8% of bookings for the full year of 2024, as compared to 50.9% for the full year of 2023.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of group treasury related investments, such as available-for-sale sovereign bonds and corporate bonds, classified as part of long-term investments and securities purchased under agreements to resell relating to our banking operations.

3 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

4 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2023	2024	YOY%	2023	2024	YOY%
	$	$		$	$
Revenue
Service revenue
Digital Entertainment	510,773	519,064	1.6%	2,172,009	1,910,589	(12.0%)
E-commerce and other services	2,771,267	3,959,575	42.9%	9,770,376	13,350,674	36.6%
Sales of goods	334,588	471,797	41.0%	1,121,175	1,558,603	39.0%

	3,616,628	4,950,436	36.9%	13,063,560	16,819,866	28.8%
Cost of revenue
Cost of service
Digital Entertainment	(161,360)	(159,065)	(1.4%)	(672,481)	(610,586)	(9.2%)
E-commerce and other services	(1,621,218)	(2,146,644)	32.4%	(5,530,043)	(7,553,801)	36.6%
Cost of goods sold	(309,263)	(439,267)	42.0%	(1,027,389)	(1,450,391)	41.2%

	(2,091,841)	(2,744,976)	31.2%	(7,229,913)	(9,614,778)	33.0%

Gross profit	1,524,787	2,205,460	44.6%	5,833,647	7,205,088	23.5%

Other operating income	58,524	53,256	(9.0%)	221,021	180,443	(18.4%)
Sales and marketing expenses	(967,433)	(1,049,726)	8.5%	(2,779,223)	(3,472,686)	25.0%
General and administrative expenses	(232,603)	(366,259)	57.5%	(1,134,724)	(1,267,706)	11.7%
Provision for credit losses	(159,988)	(235,764)	47.4%	(633,942)	(776,937)	22.6%
Research and development expenses	(279,806)	(301,216)	7.7%	(1,164,126)	(1,206,050)	3.6%
Impairment of goodwill	-	-	-	(117,875)	-	-

Total operating expenses	(1,581,306)	(1,899,709)	20.1%	(5,608,869)	(6,542,936)	16.7%

Operating (loss) income	(56,519)	305,751	(641.0%)	224,778	662,152	194.6%
Non-operating income, net	31,654	28,222	(10.8%)	207,616	116,631	(43.8%)
Income tax expense	(76,894)	(89,198)	16.0%	(262,680)	(321,168)	22.3%
Share of results of equity investees	(9,856)	(7,183)	(27.1%)	(7,032)	(9,788)	39.2%

Net (loss) income	(111,615)	237,592	(312.9%)	162,682	447,827	175.3%

(Loss) Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	(0.19)	0.41	(315.8%)	0.27	0.77	185.2%
Diluted	(0.19)	0.39	(305.3%)	0.25	0.74	196.0%
Change in deferred revenue of Digital Entertainment	(54,459)	24,120	(144.3%)	(362,397)	238,077	(165.7%)
Adjusted EBITDA for Digital Entertainment (1)	217,411	289,730	33.3%	920,923	1,199,166	30.2%
Adjusted EBITDA for E-commerce (1)	(225,332)	152,209	(167.5%)	(213,774)	155,775	(172.9%)
Adjusted EBITDA for Digital Financial Services (1)	148,482	210,979	42.1%	550,112	712,242	29.5%
Adjusted EBITDA for Other Services (1)	(6,979)	(5,121)	(26.6%)	(44,880)	(30,305)	(32.5%)
Unallocated expenses (2)	(6,877)	(56,876)	727.0%	(33,199)	(74,998)	125.9%

Total adjusted EBITDA (1)	126,705	590,921	366.4%	1,179,182	1,961,880	66.4%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended December 31, 2024 Compared to Three Months Ended December 31, 2023

Revenue

Our total GAAP revenue increased by 36.9% to US$5.0 billion in the fourth quarter of 2024 from US$3.6 billion in the fourth quarter of 2023.

●	Digital Entertainment: GAAP revenue was US$519.1 million in the fourth quarter of 2024 compared to US$510.8 million in the fourth quarter of 2023.

●

E-commerce and other services: GAAP revenue increased by 42.9% to US$4.0 billion in the fourth quarter of 2024 from US$2.8 billion in the fourth quarter of 2023, primarily driven by the GMV growth of our e-commerce business and the growth of our credit business.

●	Sales of goods: GAAP revenue increased by 41.0% to US$471.8 million in the fourth quarter of 2024 from US$334.6 million in the fourth quarter of 2023.

Cost of Revenue

Our total cost of revenue was US$2.7 billion in the fourth quarter of 2024, as compared to US$2.1 billion in the fourth quarter of 2023.

●	Digital Entertainment: Cost of revenue was US$159.1 million in the fourth quarter of 2024, as compared to US$161.4 million in the fourth quarter of 2023, relatively flat year-on-year.

●

E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined was US$2.1 billion in the fourth quarter of 2024, as compared to US$1.6 billion in the fourth quarter of 2023, primarily driven by an increase in logistics costs as orders volume grew.

●	Cost of goods sold: Cost of goods sold increased by 42.0% to US$439.3 million in the fourth quarter of 2024 from US$309.3 million in the fourth quarter of 2023.

Other Operating Income

Our other operating income was US$53.3 million and US$58.5 million in the fourth quarter of 2024 and 2023, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 8.5% to US$1.0 billion in the fourth quarter of 2024 from US$967.4 million in the fourth quarter of 2023. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2023	2024	YOY%

	$	$
Sales and Marketing Expenses
E-commerce	878,985	853,919	(2.9%)
Digital Financial Services	51,927	121,036	133.1%
Digital Entertainment	29,926	44,528	48.8%

General and Administrative Expenses

Our general and administrative expenses increased by 57.5% to US$366.3 million in the fourth quarter of 2024 from US$232.6 million in the fourth quarter of 2023, including one-time expenses related to the settlement of two securities class actions.

Provision for Credit Losses

Our provision for credit losses increased by 47.4% to US$235.8 million in the fourth quarter of 2024 from US$160.0 million in the fourth quarter of 2023.

Research and Development Expenses

Our research and development expenses increased by 7.7% to US$301.2 million in the fourth quarter of 2024 from US$279.8 million in the fourth quarter of 2023.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$28.2 million in the fourth quarter of 2024, as compared to a net non-operating income of US$31.7 million in the fourth quarter of 2023. The non-operating income in the fourth quarter of 2024 was primarily due to interest income of US$94.0 million, partially offset by investment losses of US$60.7 million recognized.

Income Tax Expense

We had a net income tax expense of US$89.2 million and US$76.9 million in the fourth quarter of 2024 and 2023, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$237.6 million in the fourth quarter of 2024, as compared to net loss of US$(111.6) million in the fourth quarter of 2023.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.41 in the fourth quarter of 2024, compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$(0.19) in the fourth quarter of 2023.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.39 in the fourth quarter of 2024, compared to diluted loss per share attributable to Sea Limited’s ordinary shareholders of US$(0.19) in the fourth quarter of 2023.

Full Year Ended December 31, 2024 Compared to Full Year Ended December 31, 2023

Revenue

Our total GAAP revenue increased by 28.8% to US$16.8 billion for the full year ended December 31, 2024 from US$13.1 billion for the full year ended December 31, 2023.

●

Digital Entertainment: GAAP revenue was US$1.9 billion for the full year ended December 31, 2024 from US$2.2 billion for the full year ended December 31, 2023. Despite the increase in bookings, the decrease in GAAP revenue was primarily driven by higher bookings in 2022 compared to 2023. The stronger bookings in 2022 resulted in more revenue being deferred and subsequently recognized in 2023.

●

E-commerce and other services: GAAP revenue increased by 36.6% to US$13.4 billion for the full year ended December 31, 2024 from US$9.8 billion for the full year ended December 31, 2023, primarily driven by the GMV growth of our e-commerce business and the growth of our credit business.

●	Sales of goods: GAAP revenue increased by 39.0% to US$1.6 billion for the full year ended December 31, 2024 from US$1.1 billion for the full year ended December 31, 2023.

Cost of Revenue

Our total cost of revenue was US$9.6 billion for the full year ended December 31, 2024, as compared to US$7.2 billion for the full year ended December 31, 2023.

●	Digital Entertainment: Cost of revenue decreased by 9.2% to US$610.6 million for the full year ended December 31, 2024 from US$672.5 million for the full year ended December 31, 2023.

●

E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 36.6% to US$7.6 billion for the full year ended December 31, 2024 from US$5.5 billion for the full year ended December 31, 2023, primarily driven by an increase in logistics costs as orders volume grew.

●	Cost of goods sold: Cost of goods sold increased by 41.2% to US$1.5 billion for the full year ended December 31, 2024 from US$1.0 billion for the full year ended December 31, 2023.

Other Operating Income

Our other operating income was US$180.4 million for the full year ended December 31, 2024 from US$221.0 million for the full year ended December 31, 2023. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 25.0% to US$3.5 billion for the full year ended December 31, 2024 from US$2.8 billion for the full year ended December 31, 2023. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2023	2024	YOY%
	$	$
Sales and Marketing Expenses
E-commerce	2,510,693	2,966,084	18.1%
Digital Financial Services	116,445	298,386	156.2%
Digital Entertainment	104,721	117,556	12.3%

General and Administrative Expenses

Our general and administrative expenses increased by 11.7% to US$1.3 billion for the full year ended December 31, 2024 from US$1.1 billion for the full year ended December 31, 2023.

Provision for Credit Losses

Our provision for credit losses increased by 22.6% to US$776.9 million for the full year ended December 31, 2024 from US$633.9 million for the full year ended December 31, 2023.

Research and Development Expenses

Our research and development expenses were US$1.2 billion for the full year ended December 31, 2024, flat year-on-year.

Impairment of Goodwill

We recorded nil impairment of goodwill for the full year ended December 31, 2024, compared to US$117.9 million for the full year ended December 31, 2023.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss), and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$116.6 million for the full year ended December 31, 2024, as compared to a net non-operating income of US$207.6 million for the full year ended December 31, 2023.

Income Tax Expense

We had a net income tax expense of US$321.2 million and US$262.7 million for the full year ended December 31, 2024 and 2023, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$447.8 million for the full year ended December 31, 2024, as compared to net income of US$162.7 million for the full year ended December 31, 2023.

Basic and Diluted Earnings Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.77 for the full year ended December 31, 2024, as compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.27 for the full year ended December 31, 2023.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.74 for the full year ended December 31, 2024, as compared to diluted loss per share attributable to Sea Limited’s ordinary shareholders of US$0.25 for the full year ended December 31, 2023.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 4, 2025 8:30 PM Singapore / Hong Kong Time on March 4, 2025

Webcast link:	https://events.q4inc.com/attendee/769111006

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. SeaMoney is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	$	$	$	$	$	$
	For the Three Months ended December 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	79,484	197,856	270,143	(10,112)	(231,620)	305,751
Net effect of changes in deferred revenue and its related cost	-	-	14,257	-	-	14,257
Depreciation and Amortization	72,725	13,123	5,330	4,991	-	96,169
Share-based compensation	-	-	-	-	174,744	174,744

Adjusted EBITDA	152,209	210,979	289,730	(5,121)	(56,876)	590,921

	For the Three Months ended December 31, 2023
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(303,681)	134,205	261,060	(9,558)	(138,545)	(56,519)
Net effect of changes in deferred revenue and its related cost	-	-	(49,925)	-	-	(49,925)
Depreciation and Amortization	78,349	14,277	6,276	2,579	-	101,481
Share-based compensation	-	-	-	-	131,668	131,668

Adjusted EBITDA	(225,332)	148,482	217,411	(6,979)	(6,877)	126,705

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. For the three months ended December 31, 2024, unallocated expenses included one-time expenses related to the settlement of two securities class actions. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	$	$	$	$	$	$
	For the Full Year ended December 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(139,431)	657,502	978,821	(43,903)	(790,837)	662,152
Net effect of changes in deferred revenue and its related cost	-	-	194,216	-	-	194,216
Depreciation and Amortization	295,206	54,740	26,129	13,598	-	389,673
Share-based compensation	-	-	-	-	715,839	715,839

Adjusted EBITDA	155,775	712,242	1,199,166	(30,305)	(74,998)	1,961,880

	For the Full Year ended December 31, 2023
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(550,470)	490,209	1,177,871	(56,728)	(836,104)	224,778
Net effect of changes in deferred revenue and its related cost	-	-	(289,346)	-	-	(289,346)
Depreciation and Amortization	336,696	59,903	32,398	11,848	-	440,845
Share-based compensation	-	-	-	-	685,030	685,030
Impairment of goodwill	-	-	-	-	117,875	117,875

Adjusted EBITDA	(213,774)	550,112	920,923	(44,880)	(33,199)	1,179,182

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2023	2024	2023	2024
	$	$	$	$
Revenue
Service revenue
Digital Entertainment	510,773	519,064	2,172,009	1,910,589
E-commerce and other services	2,771,267	3,959,575	9,770,376	13,350,674
Sales of goods	334,588	471,797	1,121,175	1,558,603

Total revenue	3,616,628	4,950,436	13,063,560	16,819,866

Cost of revenue
Cost of service
Digital Entertainment	(161,360)	(159,065)	(672,481)	(610,586)
E-commerce and other services	(1,621,218)	(2,146,644)	(5,530,043)	(7,553,801)
Cost of goods sold	(309,263)	(439,267)	(1,027,389)	(1,450,391)

Total cost of revenue	(2,091,841)	(2,744,976)	(7,229,913)	(9,614,778)

Gross profit	1,524,787	2,205,460	5,833,647	7,205,088

Operating income (expenses):
Other operating income	58,524	53,256	221,021	180,443
Sales and marketing expenses	(967,433)	(1,049,726)	(2,779,223)	(3,472,686)
General and administrative expenses	(232,603)	(366,259)	(1,134,724)	(1,267,706)
Provision for credit losses	(159,988)	(235,764)	(633,942)	(776,937)
Research and development expenses	(279,806)	(301,216)	(1,164,126)	(1,206,050)
Impairment of goodwill	–	–	(117,875)	–

Total operating expenses	(1,581,306)	(1,899,709)	(5,608,869)	(6,542,936)

Operating (loss) income	(56,519)	305,751	224,778	662,152
Interest income	90,949	93,970	331,310	365,817
Interest expense	(10,129)	(9,281)	(41,075)	(38,341)
Investment loss, net	(80,279)	(60,677)	(125,656)	(250,220)
Net gain on debt extinguishment	38,550	8,206	38,550	42,621
Foreign exchange (loss) gain	(7,437)	(3,996)	4,487	(3,246)

(Loss) income before income tax and share of results of equity investees	(24,865)	333,973	432,394	778,783
Income tax expense	(76,894)	(89,198)	(262,680)	(321,168)
Share of results of equity investees	(9,856)	(7,183)	(7,032)	(9,788)

Net (loss) income	(111,615)	237,592	162,682	447,827
Net loss (income) attributable to non-controlling interests	1,875	(284)	(11,956)	(3,506)

Net (loss) income attributable to Sea Limited’s ordinary shareholders	(109,740)	237,308	150,726	444,321

(Loss) Earnings per share:
Basic	(0.19)	0.41	0.27	0.77
Diluted	(0.19)	0.39	0.25	0.74

Weighted average shares used in (loss) earnings per share computation:
Basic	569,527,667	580,046,457	566,612,815	574,966,327
Diluted	569,527,667	610,136,776	594,405,604	604,713,980

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2023	2024
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,811,056	2,405,153
Restricted cash	1,410,365	1,655,171
Accounts receivable, net of allowance for credit losses of $9,351 and $5,089, as of December 31, 2023 and 2024 respectively	262,716	306,657
Prepaid expenses and other assets	1,861,842	1,661,373
Loans receivable, net of allowance for credit losses of $319,463 and $443,555, as of December 31, 2023 and 2024 respectively	2,464,662	4,052,215
Inventories, net	125,395	143,246
Short-term investments	2,547,644	6,215,423
Amounts due from related parties	290,254	418,430

Total current assets	11,773,934	16,857,668

Non-current assets
Property and equipment, net	1,207,698	1,097,699
Operating lease right-of-use assets, net	1,015,982	1,054,785
Intangible assets, net	50,821	27,310
Long-term investments	4,262,562	2,694,305
Prepaid expenses and other assets	87,705	138,839
Loans receivable, net of allowance for credit losses of $2,105 and $5,780, as of December 31, 2023 and 2024 respectively	20,551	108,594
Restricted cash	22,236	21,261
Deferred tax assets	328,961	517,383
Goodwill	112,782	107,625

Total non-current assets	7,109,298	5,767,801

Total assets	18,883,232	22,625,469

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2023	2024
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	342,547	350,021
Accrued expenses and other payables	1,834,807	2,380,371
Deposits payable	1,706,299	2,711,693
Escrow payables and advances from customers	2,199,464	2,498,094
Amounts due to related parties	64,081	255,896
Borrowings	146,661	130,615
Operating lease liabilities	290,788	300,274
Convertible notes	151,764	1,147,984
Deferred revenue	1,208,892	1,405,785
Income tax payable	223,638	115,419

Total current liabilities	8,168,941	11,296,152

Non-current liabilities
Accrued expenses and other payables	79,257	71,678
Borrowings	119,323	249,474
Operating lease liabilities	789,514	803,502
Deferred revenue	72,587	109,895
Convertible notes	2,949,785	1,478,784
Deferred tax liabilities	133	408
Unrecognized tax benefits	6,107	138,000

Total non-current liabilities	4,016,706	2,851,741

Total liabilities	12,185,647	14,147,893

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2023	2024
	$	$
Shareholders’ equity
Class A Ordinary shares	262	272
Class B Ordinary shares	23	23
Additional paid-in capital	15,283,870	16,703,192
Accumulated other comprehensive loss	(108,000)	(193,148)
Statutory reserves	16,981	17,260
Accumulated deficit	(8,599,306)	(8,155,264)

Total Sea Limited shareholders’ equity	6,593,830	8,372,335
Non-controlling interests	103,755	105,241

Total shareholders’ equity	6,697,585	8,477,576

Total liabilities and shareholders’ equity	18,883,232	22,625,469

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended December 31,		For the Year ended December 31,
	2023	2024	2023	2024
	$	$	$	$
Net cash generated from operating activities	278,833	1,020,982	2,079,688	3,277,420
Net cash used in investing activities	(1,048,554)	(1,761,066)	(5,804,462)	(5,040,846)
Net cash generated from financing activities	183,385	700,210	366,011	1,684,493
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	68,317	(144,793)	(7,964)	(83,139)
Net decrease in cash, cash equivalents and restricted cash	(518,019)	(184,667)	(3,366,727)	(162,072)
Cash, cash equivalents and restricted cash at beginning of the period	4,761,676	4,266,252	7,610,384	4,243,657

Cash, cash equivalents and restricted cash at end of the period	4,243,657	4,081,585	4,243,657	4,081,585

Net cash used in investing activities amounted to US$1,761 million for the three months ended December 31, 2024. This was primarily attributable to increase in loans receivable of our credit business of US$934 million, net placement of US$759 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, and purchase of property and equipment of US$89 million to support the existing operations. Net cash generated from financing activities amounted to US$700 million for the three months ended December 31, 2024. This was primarily attributable to an increase in bank deposits of US$600 million.

Net cash used in investing activities amounted to US$5,041 million for the year ended December 31, 2024. This was primarily attributable to increase in loans receivable of our credit business of US$2,532 million, net placement of US$2,164 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management and purchase of property and equipment of US$318 million to support the existing operations. Net cash generated from financing activities amounted to US$1,684 million for the year ended December 31, 2024. This was primarily attributable to an increase in bank deposits of US$1,292 million, and settlement of capped call of US$429 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	3,662,636	733,326	519,064	35,410	-	4,950,436

Operating income (loss)	79,484	197,856	270,143	(10,112)	(231,620)	305,751

Non-operating income, net						28,222
Income tax expense						(89,198)
Share of results of equity investees						(7,183)

Net income						237,592

	For the Three Months ended December 31, 2023
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,591,272	472,389	510,773	42,194	-	3,616,628

Operating (loss) income	(303,681)	134,205	261,060	(9,558)	(138,545)	(56,519)

Non-operating income, net						31,654
Income tax expense						(76,894)
Share of results of equity investees						(9,856)

Net loss						(111,615)

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Year ended December 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	12,415,231	2,367,739	1,910,589	126,307	-	16,819,866

Operating (loss) income	(139,431)	657,502	978,821	(43,903)	(790,837)	662,152

Non-operating income, net						116,631
Income tax expense						(321,168)
Share of results of equity investees						(9,788)

Net income						447,827

	For the Year ended December 31, 2023
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	9,000,848	1,759,422	2,172,009	131,281	-	13,063,560

Operating (loss) income	(550,470)	490,209	1,177,871	(56,728)	(836,104)	224,778

Non-operating income, net						207,616
Income tax expense						(262,680)
Share of results of equity investees						(7,032)

Net income						162,682

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.